Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

The following is a list of subsidiaries of the company as of October 31, 2016, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Where Incorporated	Status

Brown Technical Media Corp.	United States	Wholly owned
Pink Professionals, LLC	United States	Owned by Brown Technical Media Corp.
Brown Book Shop, Inc.	United States	Owned by Brown Technical Media Corp.
Brown Technical Publications, Inc.	United States	Owned by Brown Technical Media Corp.